Exhibit 107

GIBO HOLDINGS LIMITED

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered		Proposed Maximum Offering Price Per Share		Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Class A Ordinary Shares, par value $0.000001 per share	457(f)(1)	6,050,462	(3)	$11.35	(5)	$68,672,743.70	$0.0001531	$10,513.80
Equity	Class A Ordinary Shares, par value $0.000001 per share	457(f)(2)	552,701,740		$0.00000033	(6)	$184.23	$0.0001531	$0.03
Equity	Class B Ordinary Shares, par value $0.000001 per share	457(f)(2)	204,225,636		$0.00000033	(6)	$68.08	$0.0001531	$0.01
Equity	Class A Ordinary Shares issuable on exercise of Warrants	457(f)(1)	3,297,153	(4)	$11.50	(7)	$37,917,259.50	$0.0001531	$5,805.13
Equity	Warrants to purchase Class A Ordinary Shares	457(g)	3,297,153	(4)	$—	(8)	$—	$—	$—
	Total Offering Amounts								16,318.97
	Total Fees Previously Paid		—
	Net Fee Due								$16,318.97

(1)	All securities being registered will be issued by GIBO Holdings Limited, a Cayman Islands exempted company (“PubCo”), in connection with the Business Combination Agreement and the Business Combination described in this registration statement and the proxy statement/prospectus included herein. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in this registration statement and the proxy statement/prospectus. As a result of the Business Combination, PubCo will issue (i) up to 6,050,462 PubCo Class A Ordinary Shares to the shareholders BUJA; (ii) 552,701,740 PubCo Class A Ordinary Shares to GIBO Shareholders, except for the Founders of GIBO; (iii) 204,225,636 PubCo Class B Ordinary Shares to the Founders of GIBO; and (iv) 3,297,153 warrants to the shareholders of BUJA, and 3,297,153 Class A Ordinary Shares issuable upon the exercise of such warrants.

(2)	Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share subdivisions, share dividends or similar transactions.

(3)	Represents an aggregate of 6,050,462 PubCo Class A Ordinary Shares issuable in accordance with (1)(i) above.

(4)	Represents 3,297,153 warrants to be issued and 3,297,153 Class A Ordinary Shares issuable upon the exercise of such warrants in accordance with (1)(iv) above.

(5)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(1) under the Securities Act. The proposed maximum aggregate offering price is equal to the product obtained by multiplying US$11.35, which represents the average of the high and low stock price of BUJA on the Nasdaq on February 21, 2025, by 6,050,462 PubCo Class A Ordinary Shares issuable to the shareholders of BUJA and the Sponsor with the Business Combination.

(6)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) of the Securities Act of 1933, as amended (the “Securities Act”). GIBO is a private company with no market existing for its securities. GIBO has an accumulated capital deficit. Therefore, the proposed maximum aggregate offering price is one-third of the aggregate par value of GIBO’s securities expected to be exchanged in the Business Combination.

(7)	Based on the exercise price of warrants at US$11.50.

(8)	Pursuant to Rule 457(g) of the Securities Act, no separate fee is recorded for the warrants and the entire fee is allocated to the underlying Class A Ordinary Shares.